September 7, 2005

via EDGAR transmission

Anthony Watson

Staff Accountant

Securities and Exchange Commission

450 Fifth Street, N.W

Washington, D.C. 20549-0405

re:          Cap Rock Energy Corporation

Form 8-K filed August 30, 2005

File No. 0-32667

Dear Mr. Watson:

I am in receipt of your letter of September 1, 2005, regarding our Form 8-K filed August 30, 2005.  Pursuant to our telecom of this morning concerning your comments, I wish to confirm my understanding of our conversation.

•                                          We are in the process of preparing an amended Form 10-K for the year ended December 31, 2004, an amended Form 10-Q for the quarter ended March 31, 2005, and the Form 10-Q for the quarter ended June 30, 2005.  We anticipate that these documents will be filed with the SEC simultaneously.

•                                          We are addressing your comments in the aforementioned filings.

•                                          Because our estimated timing for filing the aforementioned documents with the SEC is next week, our response to your comments will be filed as Correspondence simultaneously with the aforementioned documents, and consist of references to items in those documents.  You indicated that there was no need for a separate 8-K amendment.

We want to make sure that your concerns are addressed, and that disclosures made by us are proper, appropriate, informational and meet the applicable disclosure requirements.  I appreciate your cooperation and assistance, and if the estimated timeframe for filing these documents changes, I will inform you promptly.

Sincerely,

By: /s/ Celia B. Page
Celia B. Page
Vice President, Chief Accounting Officer
and Controller